Exhibit 21.1

List of Equinix’s Subsidiaries

Name	Jurisdiction
Equinix Operating Co., Inc.	Delaware
Equinix-DC, Inc.	Delaware
Equinix Europe, Inc.	Delaware
Equinix Cayman Islands Holdings	Cayman Islands
Equinix Dutch Holdings N.V.	Netherlands
Equinix Netherlands B.V.	Netherlands
Equinix Germany GmbH	Germany
Equinix Asia Pacific Pte Ltd	Singapore
Equinix Singapore Holdings Pte Ltd	Singapore
Equinix Singapore Pte Ltd	Singapore
Equinix Pacific Pte Ltd	Singapore
Equinix Shanghai Co., Ltd.	China
Pihana Pacific SDN, BHD	Malaysia
Equinix Pacific, Inc.	Delaware
Equinix Pacific Business Recovery, Inc.	Delaware
Pihana Pacific Business Recovery Hong Kong Limited	Hong Kong
Equinix Japan KK (in Kanji)	Japan
Equinix Australia Pty Ltd	Australia
Equinix Hong Kong Ltd	Hong Kong
Equinix RP, Inc.	Delaware
Equinix RP II LLC	Delaware